# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Melar Acquisition Corp. I, CIK 0002016221
CUSIP: G6004G100
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: 143 West 72nd Street, 4th Floor, New York, New York (NY), 10023
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002026868

## Reporting persons
- Melar Acquisition Sponsor I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,621,622; shared voting power 0; sole dispositive power 5,621,622; shared dispositive power 0; aggregate amount beneficially owned 5,621,622 (26% of the class); the aggregate amount excludes certain shares
  Comment: The 5,621,622 shares referred to in Rows 5, 7 and 9 represent the Class B ordinary shares of Melar Acquisition Corp. I (the "Issuer"), which will convert into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination (the "Business Combination") or earlier at the option of the holder on a one-for-one basis, subject to adjustment, and as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279899). Melar Acquisition Sponsor I LLC (the "Sponsor") is the record holder of the Class B ordinary shares reported herein. Eco Crown Global LLC and Melar Capital SPAC Sponsor I LLC are the managing members of the Sponsor. Gautam Ivatury, the Issuer's Chief Executive Officer and Chairman, is the managing member of Eco Crown Global LLC. Eric Lifshitz, the Issuer's Chief Operating Officer and a director, is the sole and managing member of Melar Capital SPAC Sponsor I LLC. Accordingly, Eco Crown Global LLC, Melar Capital SPAC Sponsor I LLC and Messrs. Gautam Ivatury and Eric Lifshitz may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. The 5,621,622 shares referred to in Rows 5, 7, 9 and 11 exclude 5,000,000 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. The percentage referred to in Row 11 is based on 16,000,000 Class A ordinary shares issued and outstanding and 5,621,622 Class B ordinary shares issued and outstanding as of November 11, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024 and assumes conversion of the 5,621,622 Class B ordinary shares owned by the Sponsor into the same number of Class A ordinary shares.
- Eco Crown Global LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,621,622; sole dispositive power 0; shared dispositive power 5,621,622; aggregate amount beneficially owned 5,621,622 (26% of the class); the aggregate amount excludes certain shares
  Comment: The 5,621,622 shares referred to in Rows 6, 8 and 9 represent the Class B ordinary shares of the Issuer, which will convert into Class A ordinary shares concurrently with or immediately following the consummation of the Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment, and as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279899). The Sponsor is the record holder of the Class B ordinary shares reported herein. Eco Crown Global LLC and Melar Capital SPAC Sponsor I LLC are the managing members of the Sponsor. Gautam Ivatury, the Issuer's Chief Executive Officer and Chairman, is the managing member of Eco Crown Global LLC. Eric Lifshitz, the Issuer's Chief Operating Officer and a director, is the sole and managing member of Melar Capital SPAC Sponsor I LLC. Accordingly, Eco Crown Global LLC, Melar Capital SPAC Sponsor I LLC and Messrs. Gautam Ivatury and Eric Lifshitz may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. The 5,621,622 shares referred to in Rows 6, 8, 9 and 11 exclude 5,000,000 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. The percentage referred to in Row 11 is based on 16,000,000 Class A ordinary shares issued and outstanding and 5,621,622 Class B ordinary shares issued and outstanding as of November 11, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024 and assumes conversion of the 5,621,622 Class B ordinary shares owned by the Sponsor into the same number of Class A ordinary shares.
- Melar Capital SPAC Sponsor I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,621,622; sole dispositive power 0; shared dispositive power 5,621,622; aggregate amount beneficially owned 5,621,622 (26% of the class); the aggregate amount excludes certain shares
  Comment: The 5,621,622 shares referred to in Rows 6, 8 and 9 represent the Class B ordinary shares of the Issuer, which will convert into Class A ordinary shares concurrently with or immediately following the consummation of the Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment, and as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279899). The Sponsor is the record holder of the Class B ordinary shares reported herein. Eco Crown Global LLC and Melar Capital SPAC Sponsor I LLC are the managing members of the Sponsor. Gautam Ivatury, the Issuer's Chief Executive Officer and Chairman, is the managing member of Eco Crown Global LLC. Eric Lifshitz, the Issuer's Chief Operating Officer and a director, is the sole and managing member of Melar Capital SPAC Sponsor I LLC. Accordingly, Eco Crown Global LLC, Melar Capital SPAC Sponsor I LLC and Messrs. Gautam Ivatury and Eric Lifshitz may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. The 5,621,622 shares referred to in Rows 6, 8, 9 and 11 exclude 5,000,000 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. The percentage referred to in Row 11 is based on 16,000,000 Class A ordinary shares issued and outstanding and 5,621,622 Class B ordinary shares issued and outstanding as of November 11, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024 and assumes conversion of the 5,621,622 Class B ordinary shares owned by the Sponsor into the same number of Class A ordinary shares.
- Gautam Ivatury: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,621,622; sole dispositive power 0; shared dispositive power 5,621,622; aggregate amount beneficially owned 5,621,622 (26% of the class); the aggregate amount excludes certain shares
  Comment: The 5,621,622 shares referred to in Rows 6, 8 and 9 represent the Class B ordinary shares of the Issuer, which will convert into Class A ordinary shares concurrently with or immediately following the consummation of the Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment, and as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279899). The Sponsor is the record holder of the Class B ordinary shares reported herein. Eco Crown Global LLC and Melar Capital SPAC Sponsor I LLC are the managing members of the Sponsor. Gautam Ivatury, the Issuer's Chief Executive Officer and Chairman, is the managing member of Eco Crown Global LLC. Eric Lifshitz, the Issuer's Chief Operating Officer and a director, is the sole and managing member of Melar Capital SPAC Sponsor I LLC. Accordingly, Eco Crown Global LLC, Melar Capital SPAC Sponsor I LLC and Messrs. Gautam Ivatury and Eric Lifshitz may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. The 5,621,622 shares referred to in Rows 6, 8, 9 and 11 exclude 5,000,000 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. The percentage referred to in Row 11 is based on 16,000,000 Class A ordinary shares issued and outstanding and 5,621,622 Class B ordinary shares issued and outstanding as of November 11, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024 and assumes conversion of the 5,621,622 Class B ordinary shares owned by the Sponsor into the same number of Class A ordinary shares.
- Eric Lifshitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,621,622; sole dispositive power 0; shared dispositive power 5,621,622; aggregate amount beneficially owned 5,621,622 (26% of the class); the aggregate amount excludes certain shares
  Comment: The 5,621,622 shares referred to in Rows 6, 8 and 9 represent the Class B ordinary shares of the Issuer, which will convert into Class A ordinary shares concurrently with or immediately following the consummation of the Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment, and as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279899). The Sponsor is the record holder of the Class B ordinary shares reported herein. Eco Crown Global LLC and Melar Capital SPAC Sponsor I LLC are the managing members of the Sponsor. Gautam Ivatury, the Issuer's Chief Executive Officer and Chairman, is the managing member of Eco Crown Global LLC. Eric Lifshitz, the Issuer's Chief Operating Officer and a director, is the sole and managing member of Melar Capital SPAC Sponsor I LLC. Accordingly, Eco Crown Global LLC, Melar Capital SPAC Sponsor I LLC and Messrs. Gautam Ivatury and Eric Lifshitz may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. The 5,621,622 shares referred to in Rows 6, 8, 9 and 11 exclude 5,000,000 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. The percentage referred to in Row 11 is based on 16,000,000 Class A ordinary shares issued and outstanding and 5,621,622 Class B ordinary shares issued and outstanding as of November 11, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024 and assumes conversion of the 5,621,622 Class B ordinary shares owned by the Sponsor into the same number of Class A ordinary shares.

## Item 1. Issuer
Name of issuer: Melar Acquisition Corp. I
Address of issuer's principal executive offices: 143 West 72nd Street, 4th Floor, New York, NY 10023

## Item 2. Person Filing
Name of person filing: Melar Acquisition Sponsor I LLC, Eco Crown Global LLC, Melar Capital SPAC Sponsor I LLC, Gautam Ivatury and Eric Lifshitz (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
143 West 72nd Street, 4th Floor
New York, NY 10023
Citizenship: Each of Melar Acquisition Sponsor I LLC, Eco Crown Global LLC and Melar Capital SPAC Sponsor I LLC is a limited liability company formed in Delaware. Each of Gautam Ivatury and Eric Lifshitz is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 5,621,622 of the Issuer's Class B ordinary shares, representing 26.0% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all issued and outstanding Class B ordinary shares of the Issuer. The Sponsor is the record holder of the Class B ordinary shares reported herein. Eco Crown Global LLC and Melar Capital SPAC Sponsor I LLC are the managing members of the Sponsor. Gautam Ivatury, the Issuer's Chief Executive Officer and Chairman, is the managing member of Eco Crown Global LLC. Eric Lifshitz, the Issuer's Chief Operating Officer and a director, is the sole and managing member of Melar Capital SPAC Sponsor I LLC. Accordingly, Eco Crown Global LLC, Melar Capital SPAC Sponsor I LLC and Messrs. Gautam Ivatury and Eric Lifshitz may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor.
Percent of class: The 5,621,622 Class B ordinary shares owned by the Reporting Persons constitute 26.0% of the total number of (i)16,000,000 Class A ordinary shares issued and outstanding and (ii) 5,621,622 Class B ordinary shares issued and outstanding as of November 11, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024 and assumes the conversion of all 5,621,622 Class B ordinary shares owned by the Reporting Persons. The Class B ordinary shares are convertible into the Issuer's Class A ordinary shares concurrently with or immediately following the consummation of the Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279899).
Sole power to vote or to direct the vote: Melar Acquisition Sponsor I LLC: 5,621,622, Eco Crown Global LLC: 0, Melar Capital SPAC Sponsor I LLC: 0, Gautam Ivatury: 0, and Eric Lifshitz: 0
Shared power to vote or to direct the vote: Melar Acquisition Sponsor I LLC: 0, Eco Crown Global LLC: 5,621,622, Melar Capital SPAC Sponsor I LLC: 5,621,622, Gautam Ivatury: 5,621,622, and Eric Lifshitz: 5,621,622
Sole power to dispose or to direct the disposition: Melar Acquisition Sponsor I LLC: 5,621,622, Eco Crown Global LLC: 0, Melar Capital SPAC Sponsor I LLC: 0, Gautam Ivatury: 0, and Eric Lifshitz: 0
Shared power to dispose or to direct the disposition: Melar Acquisition Sponsor I LLC: 0, Eco Crown Global LLC: 5,621,622, Melar Capital SPAC Sponsor I LLC: 5,621,622, Gautam Ivatury: 5,621,622, and Eric Lifshitz: 5,621,622

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit
Number Description

99.1 Joint Filing Agreement, dated February 13, 2025.

## Signatures
- Melar Acquisition Sponsor I LLC: /s/ Gautam Ivatury, Gautam Ivatury/Managing Member of Eco Crown Global LLC, as a Managing Member of Melar Acquisition Sponsor I LLC (02/13/2025)
- Eco Crown Global LLC: /s/ Gautam Ivatury, Gautam Ivatury/Managing Member (02/13/2025)
- Melar Capital SPAC Sponsor I LLC: /s/ Eric Lifshitz, Eric Lifshitz/Managing Member (02/13/2025)
- Gautam Ivatury: /s/ Gautam Ivatury, Individual (02/13/2025)
- Eric Lifshitz: /s/ Eric Lifshitz, Individual (02/13/2025)